Exhibit 99.1

August 27, 2015

Press release

Oyu Tolgoi files revised schedules for 2015 feasibility study with

Mongolian Minerals Council

VANCOUVER, CANADA – Turquoise Hill Resources today announced that Oyu Tolgoi has filed revised schedules for the 2015 Oyu Tolgoi Feasibility Study (OTFS 2015) with the Mongolian Minerals Council (MMC). The filing also aligned OTFS 2015 with the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan), which was signed in May 2015.

The MMC has already tentatively accepted OTFS 2015, originally filed in March 2015, pending a revision of schedules and alignment with the Underground Plan. OTFS 2015 is based on the same feasibility study and aligns with the 2014 Oyu Tolgoi Technical Report, which was disclosed in October 2014. An update to the capital estimate will be completed in parallel with other pre-start activities, ahead of final approval of the project by the Turquoise Hill, Rio Tinto and Oyu Tolgoi boards. The preferred engineering, procurement and construction management (EPCM) contractor has been engaged to complete some critical path detailed engineering and the re-estimate.

Funding for pre-start activities has been approved, including ramp up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for plant, equipment and materials that are required for project restart as well as necessary critical works that are key enablers for recommencement of lateral development mining activity. The funding covers work scheduled to take place before the official ‘notice to proceed’ is approved, which is expected in early 2016. The intent of pre-start funding is to ensure the project is ramped back into production as soon as possible, while not making contract commitments ahead of completing the full project approval. Lateral mining development is targeted to restart in mid-2016.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.

Suite 354 – 200 Granville Street

Vancouver, British Columbia

Canada V6C 1S4

T 604 688 5755

www.turquoisehill.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014.

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